Via Facsimile and U.S. Mail
Mail Stop 6010


March 28, 2006


Dr. J. W. Stucki
CEO and President
American Healthchoice, Inc.
7350 Hawk Road
Flower Mound, TX 75022

      Re:	American Healthchoice, Inc.
		Form 10-KSB for Fiscal Year Ended September 30, 2005
	            Filed January 13, 2006
	File No.  0-26740

Dear Dr. J. W. Stucki:

      We have reviewed your January 23, 2006 response to our January
26, 2006 letter and have the following comments. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended September 30, 2005

Item 1. Description of Business
RehabCo.
1. Refer to your response to our comment 1. Please tell us where you have accounted for the reversal of the stock issuance in relation to the termination of the Axiom agreement. It is not shown on the Statements of Changes in Stockholders` Equity. Please confirm that the stock is no longer outstanding since it is unclear from your response that the seller agreed to the termination of the purchase agreement and rescission of the stock. Also, your disclosure states that you "acquired certain assets of Axiom". Clarify in the amended filing that you did not acquire any tangible assets as noted in your response. Indicate what you did acquire. Please clarify why you believe you acquired a business instead of assets. If you did not acquire a business, goodwill would not be appropriate. Clarify in the notes to the financial statements the accounting treatment for the termination of the agreement in your amended filing.

Management`s Discussion and Analysis
Critical Accounting Estimates
Allowance for Discounts
2. Refer to your response to our comment 2. Please provide the disclosure presented in your response in the amended filing.
3. Refer to your response to comment 2e. Although a fluctuation in your estimate for allowance for discounts may not be material to gross accounts receivable, it appears that it may be material to the financial statements particularly income. Unless you believe that the estimate for the allowance for discounts is not material to an investment decision, please revise your disclosure to quantify the reasonably likely effect of a change in estimate.

Consolidated Statement of Operations
4. Refer to your response to our comment 4. Please explain to us how
the $900,000 attributable to receivables acquired in 2000 was never
recognized in the Statement of Operations. With regards to the balance being classified outside of operating income, we do not believe the reasons you indicated are extraordinary or non-recurring, and therefore do not believe classification of bad debt expense outside of operating income is reasonable. Please revise your presentation in your amended filing.
5. In addition, it does not appear reasonable to assume that you will
collect 100% of your accounts receivable balance. Please provide a provision for bad debt expense for the years ended September 30, 2005 and 2004 in your amended filing or explain why no provision is necessary.
6. Please provide a discussion related to bad debt expense in MD&A in your amended filing.

Note 1. Organization and Summary of Significant Accounting
Policies
Net Patient Billings
7. Refer to your response to our comment 5. It does not appear reasonable to record patient billings related to your affiliated clinics and then pay the treating doctor a contracted amount if the affiliated clinics are not consolidated in your operations
Please
revise or advise us of the relevant literature you are relying on for your accounting treatment. Also provide us your analysis under EITF
97-2 for why you `do not believe you have controlling financial interest and under FIN 46(R) for why you `do not believe you are the primary beneficiary in your contractual relationship with your physicians.
8. Refer to your response to our comment 6. Please provide your policy for recognizing commission revenue in your amended filing.
9. We noted in your discussion of Results of Operations in MD&A that you classify revenues from the sale of spinal decompression systems under patient billings. Please tell us why this classification is appropriate. Please provide your policy for recognizing revenue on the sale of spinal decompression systems in your amended filing.

Note 10. Stock Options
10. Refer to your response to our comment 8. Please note that FAS
123
uses the fair value method to record compensation cost not
intrinsic
value as noted in your response. Please revise to clarify your accounting policy related to options granted to employees and non-employees in your amended filing as well as all the disclosures required by FAS 123 such as the weighted-average exercise price of options (1) outstanding at the beginning and end of the year, (2) exercisable at the end of the year, (3) granted, (4) exercised,
(5)
forfeited or (6) expired during the year, the weighted-average grant-date fair value of options granted during the year, significant assumptions used to estimate the fair values of options, etc. Please refer to paragraphs 45-48 of FAS 123.

Note 12. Convertible Debenture
11. We noted your response to our comment 10 and we reissue our comment. Please tell us how you have accounted for or will account for the beneficial convertible feature, if applicable. We note that the conversion price is 85% of the five lowest trading prices in a
20
day period for the convertible debenture.  Refer to EITF 98-5 and
00-
27 in your response.
12. We noted your response to our comment 11 and we reissue our comment. Please disclose the number of warrants issued and the terms, including the exercise price of the warrants in your amended filing.
Disclose the maximum number of shares that can be issued under the Golden Gate Investors agreement. Refer to Liquidity and Capital Resources.
13. It appears that you are required to register the shares underlying the convertible debentures and warrants, subject to certain default provisions. Please clarify the default provisions in your filing and clarify if these are liquidating damages. The EITF recently deliberated the impact of these liquidated damages clauses and the effect on the accounting and classification of instruments subject to the scope of EITF 00-19 in EITF 05-4 The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument
Subject to Issue No. 00-19.   The EITF has not reached a consensus
on
this issue and has deferred deliberation until the FASB addresses certain questions which could impact a conclusion on this issue; however, different views on this issue are outlined in Issue Summary
No. 1 to EITF 05-4. Tell us how you viewed and accounted for the registration rights agreement and the related convertible debentures and warrants. Please also refer to the Division of Corporation Finance "Current Accounting and Disclosure Issues" Section II(B) - Classification and Measurement of Warrants and Embedded Conversion Features (New). You can find this at the following website: http://www.sec.gov/divisions/corpfin/acctdis120105.pdf.

Note 13. Contingencies
14. Refer to your response to our comment 12. Please disclose an estimate of the possible loss or range of loss in your amended filing as an exposure to loss exists in excess of the amount accrued for the penalties and interest not recorded. Refer to paragraph 10 in FAS 5.
In addition, include a discussion of why you believe that the portion of the interest and penalties are not probable and therefore not accrued.

************************************

      As appropriate, please amend your Form 10-KSB for the year ended September 30, 2005 and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.






      You may contact Sasha Parikh, Staff Accountant, at (202)
551-
3627 or Mary Mast, Review Accountant, at (202) 551-3613 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

							Sincerely,


							Jim B. Rosenberg
							Senior Assistant Chief
Accountant



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Dr. J. W. Stucki
American Healthchoice, Inc.
March 28, 2006
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